FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

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http://www.rns-pdf.londonstockexchange.com/rns/1589H_1-2021-8-1.pdf

2 AUGUST 2021

HSBC HOLDINGS PLC

2021 INTERIM RESULTS - HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:

"These are good results that reflect the return of growth in our main markets and marked progress in the execution of our strategy. We were profitable in every region in the first half of the year, supported by the release of expected credit loss provisions. Our lending pipeline began to translate into business growth in the second quarter and we further strengthened that pipeline during the half. This performance enables us to pay an interim dividend for the first six months of 2021.

I'm pleased with the momentum generated around our growth and transformation plans, with good delivery against all four pillars of our strategy. In particular, we have taken firm steps to define the future of our US and continental Europe businesses, and further enhanced our global Wealth capabilities.

We are focused on executing the growth and transformation plans we announced in February."

Financial performance (1H21 vs 1H20)

●    Reported profit after tax increased by $5.3bn to $8.4bn and reported profit before tax increased by $6.5bn to $10.8bn. A fall in revenue reflected 2020 interest rate reductions and lower Markets and Securities Services ('MSS') revenue relative to a strong 1H20. This was more than offset by releases in our expected credit losses and other credit impairment charges ('ECL'). Reported profit in 1H20 included an impairment of software intangibles of $1.2bn, mainly in Europe.

●    All regions profitable in 1H21, notably HSBC UK Bank plc reported profit before tax of over $2.1bn in the period. Despite interest rate headwinds, there was continued strength in Asia and a material recovery in profitability in all other regions, reflecting a net release in ECL as the economic outlook improved.

●    Reported revenue down 4% to $25.6bn, primarily reflecting 2020 interest rate reductions and lower MSS revenue in Global Banking and Markets ('GBM'). These reductions were partly offset by net favourable movements in market impacts in life insurance manufacturing and valuation adjustments in GBM.

●    In 1H21, lending increased by $21.5bn on a reported basis, reflecting growth in Wealth and Personal Banking ('WPB') and Commercial Banking ('CMB'). Deposits grew by $26.3bn on a reported basis, with increases in all global businesses.

●   Net interest margin ('NIM') of 1.21% in 1H21, down 22 basis points ('bps') from 1H20. NIM in 2Q21 of 1.20% remained stable compared with 1Q21.

●    Reported ECL were a net release of $0.7bn, compared with a $6.9bn charge in 1H20. The net release in 1H21 primarily reflected an improvement in the economic outlook since 2020. The reduction also reflected low levels of stage 3 charges in 1H21, as well as the non-recurrence of a large charge in 1H20 related to a corporate exposure in Singapore.

●    Reported and adjusted operating expenses increased 3%, primarily due to a higher performance-related pay accrual as profitability improved, as well as continued investment, partly offset by the impact of our cost-saving initiatives.

●    Return on average tangible equity ('RoTE') (annualised) of 9.4%, up 5.6 percentage points compared with 1H20.

●    Common equity tier 1 ('CET1') ratio of 15.6%, down 0.3 percentage points from 31 December 2020, reflecting an increase in RWAs from lending growth and a decrease in CET1 capital including the impact of foreseeable dividends.

●    The Board has announced an interim dividend for 1H21 of $0.07 per ordinary share, to be paid in cash with no scrip alternative.

Financial performance (2Q21 vs 2Q20)

●    Reported profit after tax up $3.2bn to $3.9bn and reported profit before tax up $4.0bn to $5.1bn. Reported revenue was down 4%, mainly due to lower revenue in MSS, as well as the impact of lower interest rates. This was more than offset by net releases in reported ECL and lower reported operating expenses.

Outlook for 2021

●    The execution of our strategy continues at pace, including the announcement of transactions in relation to our retail operations in France and mass market retail operations in the US.

●    Despite continued revenue headwinds, notably in fixed income markets relative to strong comparative periods, as well as low interest rates and Covid-19 impacts, there are emerging signs of unsecured personal lending and commercial lending growth. We expect mid-single-digit lending growth for the full year, which is expected to translate into low-single-digit RWA growth as we progress with our RWA reduction actions.

●    Given current consensus economics and default experience, ECL charges for 2021 are expected to be materially lower than our medium-term range of 30bps to 40bps of average loans and possibly a net release for the year. Uncertainty remains as countries emerge from the pandemic at different speeds, government support measures unwind and new virus strains test the efficacy of vaccination programmes. To reflect this uncertainty, at 30 June 2021 around $2.4bn remained of the stage 1 and stage 2 ECL allowance uplift we made during 2020.

●    Our cost reduction programme remains on track. We expect adjusted operating expenses for 2021 to be broadly in line with 2020, excluding the benefit from a reduced bank levy. This remains subject to final decisions on performance-related pay, which will primarily reflect the performance of the Group.

●    The Group maintains a strong capital position and is well placed to fund growth and step up capital returns. Reflecting the current improved economic outlook and operating environment in many of our markets, we now expect to move to within our target dividend payout ratio range of 40% to 55% of reported earnings per ordinary share in 2021.

Key financial metrics

	Half-year to
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
Reported results
Reported revenue ($m)	25,551	26,745	23,684
Reported profit before tax ($m)	10,839	4,318	4,459
Reported profit after tax ($m)	8,422	3,125	2,974
Profit attributable to the ordinary shareholders of the parent company ($m)	7,276	1,977	1,921
Cost efficiency ratio (%)	66.9	61.8	75.6
Basic earnings per share ($)	0.36	0.10	0.10
Diluted earnings per share ($)	0.36	0.10	0.09
Net interest margin (%)1	1.21	1.43	1.32
Alternative performance measures
Adjusted revenue ($m)	25,797	27,597	24,523
Adjusted profit before tax ($m)	11,950	5,654	6,680
Adjusted cost efficiency ratio (%)	62.9	56.9	69.1
Annualised expected credit losses and other credit impairment charges ('ECL') as a % of average gross loans and advances to customers (%)	(0.14)	1.34	0.38
Return on average ordinary shareholders' equity (annualised) (%)	8.4	2.4	2.3
Return on average tangible equity (annualised) (%)1,2	9.4	3.8	3.1

	At
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
Balance sheet
Total assets ($m)	2,976,005	2,922,798	2,984,164
Net loans and advances to customers ($m)	1,059,511	1,018,681	1,037,987
Customer accounts ($m)	1,669,091	1,532,380	1,642,780
Average interest-earning assets ($m)1	2,188,991	2,034,939	2,092,900
Loans and advances to customers as % of customer accounts (%)	63.5	66.5	63.2
Total shareholders' equity ($m)	198,218	187,036	196,443
Tangible ordinary shareholders' equity ($m)	157,985	147,879	156,423
Net asset value per ordinary share at period end ($)3	8.69	8.17	8.62
Tangible net asset value per ordinary share at period end ($)	7.81	7.34	7.75
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)4	15.6	15.0	15.9
Risk-weighted assets ($m)4	862,292	854,552	857,520
Total capital ratio (%)4	21.0	20.7	21.5
Leverage ratio (%)4	5.3	5.3	5.5
High-quality liquid assets (liquidity value) ($bn)	659	654	678
Liquidity coverage ratio (%)	134	148	139
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	20,223	20,162	20,184
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,315	20,198	20,272
Average basic number of $0.50 ordinary shares outstanding (millions)	20,211	20,162	20,176
Dividend per ordinary share (in respect of the period) ($)	0.07	-	0.15
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 35 of the Interim report 2021. Definitions and calculation of other alternative performance measures are included in our 'Reconciliation of alternative performance measures' on page 52 of the Interim report 2021.

1     For these metrics, half-year to 31 December 2020 is calculated on a full-year basis and not a 2H20 basis.
2     Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts ('PVIF') (net of tax), divided by average ordinary shareholders' equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
3     The definition of net asset value per ordinary share is total shareholders' equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.
4     Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 'Financial Instruments', which are explained further on page 88 of the Interim Report 2021. Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements. Following the end of the transition period after the UK's withdrawal from the EU, any reference to EU regulations and directives (including technical standards) should be read as a reference to the version onshored into UK law under the European Union (Withdrawal) Act 2018, as amended.

Highlights

	Half-year to
	30 Jun	30 Jun
	2021	2020
	$m	$m
Reported
Revenue1	25,551	26,745
Change in expected credit losses and other credit impairment charges	719	(6,858)
Operating expenses	(17,087)	(16,527)
Share of profit in associates and joint ventures	1,656	958
Profit before tax	10,839	4,318
Adjusted2
Revenue1	25,797	27,597
Change in expected credit losses and other credit impairment charges	719	(7,287)
Operating expenses	(16,222)	(15,705)
Share of profit in associates and joint ventures	1,656	1,049
Profit before tax	11,950	5,654
Significant items affecting adjusted performance
Revenue
Customer redress programmes	18	26
Disposals, acquisitions and investment in new businesses	—	(8)
Fair value movements on financial instruments3	(194)	299
Restructuring and other related costs4	(70)	(49)
Operating expenses
Customer redress programmes	(17)	(50)
Impairment of goodwill and other intangibles	—	(1,025)
Restructuring and other related costs	(848)	(505)
Settlements and provisions in connection with legal and regulatory matters	—	(5)
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.
3     Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4     Comprises losses associated with the RWA reduction commitments and gains we made at our business update in February 2020.

Review by Noel Quinn, Group Chief Executive
In February this year, we launched an updated purpose for HSBC. 'Opening up a world of opportunity' was the product of wide consultation with our colleagues and customers around the world. Since then, I have spoken with thousands of my colleagues across HSBC to discuss how we live that purpose every day.

I have been excited by the energy of those conversations. Our purpose and the values that underpin it - we value difference, we succeed together, we take responsibility, and we get it done - have resonated strongly, not just as a means of guiding our behaviour, but in articulating what our people want us to be as a business. Many expressed great pride in our heritage and culture, but also belief in the need to adapt to meet present and future challenges. Above all though, there was a strong desire to learn from and embed the lessons of the past 18 months, which is a conviction that my senior management team and I all share.

This spirit was evident in a good first-half performance. The customer-centricity that characterised our response to the Covid-19 pandemic remained to the fore, driven by increased collaboration and the benefits of our continued digital investment. This enabled us not just to better serve our existing customers, but also to attract new clients, win new mandates and strengthen our lending pipelines. We also generated strong momentum behind our growth and transformation plans, with good delivery against all four pillars - focus on our strengths, digitise at scale, energise for growth, and transition to net zero.

Our biggest challenge has remained the Covid-19 pandemic, which continues to threaten our customers, colleagues and communities. This was especially true in India, where the devastating spread of the Delta variant was a stark reminder of the danger that the virus continues to pose. India is both a growth market and an important service hub for the Group, and around 39,000 of our people are based there. While measures were already in place to enable a large majority of these colleagues to work from home, we took urgent steps to help them and their dependants to receive a vaccine, and provided financial support to local organisations delivering the relief effort on the ground. Operationally, we were able to maintain an unbroken service due to the continuity measures in place since March 2020. This was a testament both to the extraordinary efforts of our people, and the resilience of our systems and processes.

We received a strong endorsement of our recent progress in May, through the upgrade of our MSCI ESG rating from 'average' to 'leader'. Among other things, MSCI recognised the significant increase in our employee engagement and talent development scores during 2020; the extensive involvement of our Board in incorporating climate considerations into our business strategy; our strong performance in customer complaints handling and financial education; and our achievement of the highest possible rating for corporate governance. We will work hard to maintain this rating in the coming quarters.

Financial performance

Recovering economic growth in many of our main markets had a positive impact on our first-half financial performance. The improved economic outlook enabled us to begin releasing expected credit losses, which was the main driver of our improved profitability. The adverse impact of central bank interest rate cuts in 2020 continued to flow through to our interest-rate sensitive business lines, although our net interest income has now stabilised. A combination of increased fee income and cost-programme savings helped to compensate for the resulting reduction in revenue, and we strengthened our lending pipelines in our retail and wholesale businesses in the first half of the year.

As a consequence, the Group delivered $10.8bn of reported profit before tax, up 151% on the first half of 2020, and $12bn of adjusted profits, up 111%. We were profitable in every region in the first six months of the year.

Adjusted revenue was 7% lower than the same period last year. This was due mainly to the impact of interest rate cuts during 2020 on our deposit franchises in all three global businesses. However, our lending pipeline began to translate into business growth in the second quarter and we further strengthened that pipeline during the half-year.

Our cost reduction programmes continued to mitigate the cost of increased technology investment, although our adjusted operating expenses rose by 3% due to an increase in performance-related pay. We spent around $3.0bn on technology in the first half of the year, up 4% on the same period last year.

Our funding, liquidity and capital remain strong. We grew deposits by $27bn on a constant currency basis, with growth in all three global businesses. Our common equity tier one ratio was 15.6% on 30 June 2021. As a consequence, we are able to pay an interim dividend of $0.07 per ordinary share for the first half of the year.

Focus on our strengths

We made good progress in restructuring our portfolio of businesses in the first half of the year, investing in businesses that we intend to grow and withdrawing from areas in which we lack the scale to compete.

In particular, we took firm steps to resolve the future of our businesses in the US and continental Europe. In the US, we entered into agreements to sell our mass market retail business in the country, and in continental Europe, we entered into a memorandum of understanding with My Money Group aimed at selling our retail banking activities in France. Both of these followed a period of extensive strategic review, and are important milestones in the transformation of the Group. They will help enable both our US and continental Europe businesses to become more focused, simpler and sustainably profitable, and to better serve the international needs of our wholesale and wealth management customers.

In Asia, we continued to put in place the building blocks for future growth. We further grew our Pinnacle digital wealth management business in mainland China, recruiting more than 350 new wealth managers and accelerating our coverage expansion to five cities - Beijing, Shanghai, Guangzhou, Shenzhen and Hangzhou. We also improved our ability to serve the wealth needs of customers in Asia and the Asian diaspora by expanding our digital wealth capabilities in Hong Kong, Malaysia and Singapore, and reorganising our wealth businesses in continental Europe and the US to better connect international customers to the global wealth opportunity. The benefits of our investment in Asia wealth were evident in the first six months of 2021 through strong customer acquisition, increased fee income and significant growth in wealth balances.

Digitise at scale

Our technology investment continues to improve the experiences of our customers and colleagues, and to boost efficiency while reducing our cost base. In the first half of the year, we launched a number of new, scalable digital capabilities for our customers and rolled out more of our existing capabilities to new markets.

For our personal customers, our digital Global Money Account allows our international customers to hold, manage and send funds in various currencies without paying any fees. Having launched this successfully in the US in 2020, we expanded it successfully into the UAE and Singapore in the first half of the year, with more to follow during 2021.

For our business customers, we launched HSBC Global Wallet, a new multi-currency digital wallet which allows businesses to hold, send and receive cash in multiple currencies using a single global account. Launched initially for customers in Singapore, the UK and the US, we intend to roll out new features and currencies to the platform in the second half of the year.

We also launched HSBC Kinetic for business customers in the UK. Kinetic is designed to be a truly mobile-first banking service, as opposed to a bank account with mobile features. Built on insights from more than 3,000 small business owners, it allows customers to manage their finances entirely through their smartphone. More than 10,000 businesses have now signed up, benefiting from online onboarding in 15 minutes, the ability to apply for lending products with instant lending decisions, and a number of critical insight capabilities.

Energise for growth

We are seeking to energise HSBC for growth through a strong sense of purpose and simpler ways of working, and by equipping our colleagues with the future skills they need. This includes embedding the lessons of the past 18 months to help build a dynamic, entrepreneurial and inclusive culture.

We are moving to a hybrid working model wherever possible, giving our people the flexibility to work in a way that suits both them and their customers. We will need less office space as a result, and we have plans to reduce our global office footprint by more than 3.6 million square feet - or around 20% - by the end of 2021. We are also relocating three of our global business CEOs to Asia on a permanent basis, taking them closer to our customers and to the core of our business.

We continue to simplify the organisation wherever we can. In the first half, we reduced the number of full-time equivalent employees by around 3,500. We also announced changes to our senior leadership bands to help ensure clarity of scope and accountability, and to empower our leaders to make decisions to accelerate our transformation and drive growth.

I am conscious that our current operating environment remains challenging for many colleagues and their families. While our employee engagement scores have remained above pre-pandemic levels, we have continued to see a rise in fatigue and anxiety among employees. To help tackle this, we have provided a variety of well-being resources to support our people, including mindfulness training. This is something that I continue to monitor closely, particularly as our people adapt to our new hybrid working model.

Transition to net zero

We took a number of important steps towards our net zero ambitions in the first half of the year, and strengthened our position as a market leader of sustainable finance.

I was particularly pleased that 99.7% of our shareholders backed our special resolution on climate change at our AGM in May. This was a strong endorsement of our climate strategy, which has at its core a commitment to support our customers on their transitions to a low-carbon future. The resolution commits us to setting out the next steps in our transition, including through short- and medium-term sector-based targets; to phasing out financing of coal power and thermal coal mining by 2030 in EU and OECD countries, and by 2040 globally; and to reporting annually on our progress. Above all, it signals a unity of purpose between our business and our investors, which is vital as we confront the shared challenge of the low-carbon transition.

I have always said that partnership lies at the heart of the low-carbon transition. Part of our approach has been to attempt to forge new partnerships to find new solutions and accelerate progress, whether with our customers, governments or our peers in the banking sector. In April, we became a founding member of the Net-Zero Banking Alliance ('NZBA'), which aims to deliver the banking sector's ambition to align its climate commitments with the Paris Agreement goals in a collaborative, rigorous and transparent way. Through the NZBA, we also joined the Glasgow Financial Alliance for Net Zero, which combines the leading initiatives across the financial system to accelerate the transition to net zero emissions by 2050 at the latest.

In May, we launched a five-year partnership with World Resources Institute and WWF, backed by $100m of philanthropic funding from HSBC. The Climate Solutions Partnership seeks to unlock barriers to finance for companies and projects that tackle climate change, bringing emerging climate solutions to commercial viability and scale. By combining our resources, knowledge and insight with our partners on the ground, we are aiming to make a real-world impact in a targeted way, with a focus on scaling up climate innovation and nature-based solutions, and helping to transition the energy sector in Asia towards renewables.

We strengthened our position in the ESG bond market in the first half, participating in more issuances than in the whole of 2020. First-half mandates included the world's first sovereign sustainable sukuk bond; the first sovereign green bonds issued by the UK and Canada; and a pioneering sustainability-linked bond for an energy company with the cost of financing tied to the reduction of its entire carbon footprint, including the emissions of products sold.

Our people

None of the achievements of the last six months would have been possible without the commitment and hard work of my colleagues. I do not underestimate the challenges that many still face as a consequence of the Covid-19 pandemic, which remains a presence in all of our lives. I am especially grateful to my colleagues in parts of the world where Covid-19 remains prevalent, and who have continued to go to extraordinary lengths for their customers and colleagues in extremely challenging circumstances.

We have had a good start to the year, but there is much more to do to deliver our ambitions for HSBC. We have a firm platform on which to build over the remainder of 2021.

Financial summary

	Half-year to
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
	$m	$m	$m
For the period
Profit before tax	10,839	4,318	4,459
Profit attributable to:
- ordinary shareholders of the parent company	7,276	1,977	1,921
Dividends on ordinary shares1	3,059	—	—
At the period end
Total shareholders' equity	198,218	187,036	196,443
Total regulatory capital	181,122	177,242	184,423
Customer accounts	1,669,091	1,532,380	1,642,780
Total assets	2,976,005	2,922,798	2,984,164
Risk-weighted assets	862,292	854,552	857,520
Per ordinary share	$	$	$
Basic earnings	0.36	0.10	0.10
Dividend per ordinary share (paid in the period)1	0.15	—	—
Net asset value2	8.69	8.17	8.62
1    Interim dividend of $0.15 per ordinary share in respect of the financial year ending 31 December 2020, paid in April 2021.
2     The definition of net asset value per ordinary share is total shareholders equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Adjusted profit before tax
	Half-year to
	30 Jun 2021		30 Jun 2020		31 Dec 2020
	$m	%	$m	%	$m	%
Wealth and Personal Banking	3,864	32.3	1,663	29.4	2,478	37.1
Commercial Banking	3,376	28.3	118	2.1	1,732	25.9
Global Banking and Markets	3,307	27.7	2,566	45.4	2,312	34.6
Corporate Centre	1,403	11.7	1,307	23.1	158	2.4
Profit before tax	11,950	100.0	5,654	100.0	6,680	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Half-year to
	30 Jun 2021		30 Jun 2020		31 Dec 2020
	$m	%	$m	%	$m	%
Europe	1,968	18.2	(3,060)	(70.9)	(1,145)	(25.7)
Asia	6,936	64.0	7,369	170.7	5,463	122.5
Middle East and North Africa	723	6.7	(26)	(0.6)	45	1.0
North America	805	7.4	23	0.5	145	3.3
Latin America	407	3.7	12	0.3	(49)	(1.1)
Profit before tax	10,839	100.0	4,318	100.0	4,459	100.0

HSBC adjusted profit before tax and balance sheet data
	Half-year to 30 Jun 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	11,401	6,651	7,878	(133)	25,797
- external	11,168	6,626	8,631	(628)	25,797
- inter-segment	233	25	(753)	495	-
of which: net interest income/(expense)	7,067	4,366	2,024	(378)	13,079
Change in expected credit losses and other credit impairment (charges)/recoveries	52	249	414	4	719
Net operating income	11,453	6,900	8,292	(129)	26,516
Total operating expenses	(7,600)	(3,525)	(4,985)	(112)	(16,222)
Operating profit	3,853	3,375	3,307	(241)	10,294
Share of profit in associates and joint ventures	11	1	—	1,644	1,656
Adjusted profit before tax	3,864	3,376	3,307	1,403	11,950
	%	%	%	%	%
Share of HSBC's adjusted profit before tax	32.3	28.3	27.7	11.7	100.0
Adjusted cost efficiency ratio	66.7	53.0	63.3	(84.2)	62.9
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	491,320	350,945	216,098	1,148	1,059,511
Interests in associates and joint ventures	478	15	128	28,088	28,709
Total external assets	912,479	624,042	1,258,694	180,790	2,976,005
Customer accounts	841,257	485,689	341,242	903	1,669,091
Adjusted risk-weighted assets2	184,973	332,084	255,158	90,077	862,292

	Half-year to 30 Jun 2020
Net operating income before change in expected credit losses and other credit impairment charges1	11,694	7,326	8,574	3	27,597
- external	10,071	7,742	10,511	(727)	27,597
- inter-segment	1,623	(416)	(1,937)	730	-
of which: net interest income/(expense)	8,331	5,080	2,435	(804)	15,042
Change in expected credit losses and other credit impairment charges	(2,328)	(3,751)	(1,195)	(13)	(7,287)
Net operating income/(expense)	9,366	3,575	7,379	(10)	20,310
Total operating expenses	(7,695)	(3,457)	(4,813)	260	(15,705)
Operating profit/(loss)	1,671	118	2,566	250	4,605
Share of profit in associates and joint ventures	(8)	—	—	1,057	1,049
Adjusted profit before tax	1,663	118	2,566	1,307	5,654
	%	%	%	%	%
Share of HSBC's adjusted profit before tax	29.4	2.1	45.4	23.1	100.0
Adjusted cost efficiency ratio	65.8	47.2	56.1	(8,666.7)	56.9
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	456,263	362,094	254,126	1,365	1,073,848
Interests in associates and joint ventures	428	15	140	25,659	26,242
Total external assets	856,599	579,865	1,472,925	173,932	3,083,321
Customer accounts	810,137	441,427	357,082	738	1,609,384
Adjusted risk-weighted assets2	168,309	347,910	286,594	85,332	888,145

1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

HSBC adjusted profit before tax and balance sheet data (continued)
	Half-year to 31 Dec 2020
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	11,019	6,489	7,323	(308)	24,523
- external	10,534	6,468	8,257	(736)	24,523
- inter-segment	485	21	(934)	428	—
of which: net interest income/(expense)	7,231	4,545	2,184	(533)	13,427
Change in expected credit losses and other credit impairment (charges)/recoveries	(685)	(1,265)	(95)	14	(2,031)
Net operating income/(expense)	10,334	5,224	7,228	(294)	22,492
Total operating expenses	(7,871)	(3,491)	(4,916)	(673)	(16,951)
Operating profit/(loss)	2,463	1,733	2,312	(967)	5,541
Share of profit in associates and joint ventures	15	(1)	-	1,125	1,139
Adjusted profit before tax	2,478	1,732	2,312	158	6,680
	%	%	%	%	%
Share of HSBC's adjusted profit before tax	37.1	25.9	34.6	2.4	100.0
Adjusted cost efficiency ratio	71.4	53.8	67.1	(218.5)	69.1
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	469,218	342,951	223,395	1,254	1,036,818
Interests in associates and joint ventures	446	14	141	26,261	26,862
Total external assets	882,042	570,369	1,342,544	186,633	2,981,588
Customer accounts	834,376	470,686	335,977	609	1,641,648
Adjusted risk-weighted assets2	172,272	327,025	263,959	91,582	854,838

1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

Consolidated income statement
	Half-year to
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
	$m	$m	$m
Net interest income	13,098	14,509	13,069
- interest income	17,960	23,000	18,756
- interest expense	(4,862)	(8,491)	(5,687)
Net fee income	6,674	5,926	5,948
- fee income	8,458	7,480	7,571
- fee expense	(1,784)	(1,554)	(1,623)
Net income from financial instruments held for trading or managed on a fair value basis	4,184	5,768	3,814
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2,795	(1,290)	3,371
Change in fair value of designated debt and related derivatives	(67)	197	34
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	548	80	375
Gains less losses from financial investments	433	466	187
Net insurance premium income	5,663	5,020	5,073
Other operating income	155	471	56
Total operating income	33,483	31,147	31,927
Net insurance claims and benefits paid and movement in liabilities to policyholders	(7,932)	(4,402)	(8,243)
Net operating income before change in expected credit losses and other credit impairment charges	25,551	26,745	23,684
Change in expected credit losses and other credit impairment charges	719	(6,858)	(1,959)
Net operating income	26,270	19,887	21,725
Employee compensation and benefits	(9,610)	(8,514)	(9,562)
General and administrative expenses	(5,675)	(4,918)	(6,197)
Depreciation and impairment of property, plant and equipment and right-of-use assets	(1,160)	(1,209)	(1,472)
Amortisation and impairment of intangible assets	(642)	(1,845)	(674)
Goodwill impairment	-	(41)	-
Total operating expenses	(17,087)	(16,527)	(17,905)
Operating profit	9,183	3,360	3,820
Share of profit in associates and joint ventures	1,656	958	639
Profit before tax	10,839	4,318	4,459
Tax expense	(2,417)	(1,193)	(1,485)
Profit for the period	8,422	3,125	2,974
Attributable to:
- ordinary shareholders of the parent company	7,276	1,977	1,921
- preference shareholders of the parent company	7	45	45
- other equity holders	666	617	624
- non-controlling interests	473	486	384
Profit for the period	8,422	3,125	2,974
	$	$	$
Basic earnings per ordinary share	0.36	0.10	0.10
Diluted earnings per ordinary share	0.36	0.10	0.09

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
	$m	$m	$m
Profit for the period	8,422	3,125	2,974
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(1,368)	1,747	3
- fair value gains/(losses)	(1,392)	2,654	293
- fair value gains transferred to the income statement on disposal	(375)	(454)	(214)
- expected credit recoveries/(losses) recognised in the income statement	(26)	109	(61)
- income taxes	425	(562)	(15)
Cash flow hedges	(238)	476	(5)
- fair value gains/(losses)	877	255	(412)
- fair value losses/(gains) reclassified to the income statement	(1,195)	364	405
- income taxes and other movements	80	(143)	2
Share of other comprehensive income/(expense) of associates and joint ventures	104	(115)	42
- share for the period	104	(115)	42
Exchange differences	(449)	(4,552)	9,407
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/(liability)	(747)	1,182	(348)
- before income taxes	(775)	1,703	(480)
- income taxes	28	(521)	132
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	155	2,354	(2,187)
- before income taxes	(2)	2,936	(2,746)
- income taxes	157	(582)	559
Equity instruments designated at fair value through other comprehensive income	(348)	(123)	335
- fair value gains/(losses)	(345)	(122)	334
- income taxes	(3)	(1)	1
Effects of hyperinflation	166	72	121
Other comprehensive income/(expense) for the period, net of tax	(2,725)	1,041	7,368
Total comprehensive income for the period	5,697	4,166	10,342
Attributable to:
- ordinary shareholders of the parent company	4,612	3,043	9,103
- preference shareholders of the parent company	7	45	45
- other equity holders	666	617	624
- non-controlling interests	412	461	570
Total comprehensive income for the period	5,697	4,166	10,342

Consolidated balance sheet
	At
	30 Jun	31 Dec
	2021	2020
	$m	$m
Assets
Cash and balances at central banks	393,559	304,481
Items in the course of collection from other banks	9,406	4,094
Hong Kong Government certificates of indebtedness	41,880	40,420
Trading assets	260,250	231,990
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	49,120	45,553
Derivatives	209,516	307,726
Loans and advances to banks	86,886	81,616
Loans and advances to customers	1,059,511	1,037,987
Reverse repurchase agreements - non-trading	201,714	230,628
Financial investments	434,576	490,693
Prepayments, accrued income and other assets	175,155	156,412
Current tax assets	405	954
Interests in associates and joint ventures	28,709	26,684
Goodwill and intangible assets	20,703	20,443
Deferred tax assets	4,615	4,483
Total assets	2,976,005	2,984,164
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	41,880	40,420
Deposits by banks	100,448	82,080
Customer accounts	1,669,091	1,642,780
Repurchase agreements - non-trading	112,798	111,901
Items in the course of transmission to other banks	15,100	4,343
Trading liabilities	89,637	75,266
Financial liabilities designated at fair value	151,686	157,439
Derivatives	200,156	303,001
Debt securities in issue	84,218	95,492
Accruals, deferred income and other liabilities	164,800	128,624
Current tax liabilities	929	690
Liabilities under insurance contracts	110,572	107,191
Provisions	2,814	3,678
Deferred tax liabilities	4,338	4,313
Subordinated liabilities	20,774	21,951
Total liabilities	2,769,241	2,779,169
Equity
Called up share capital	10,376	10,347
Share premium account	14,600	14,277
Other equity instruments	22,414	22,414
Other reserves	6,509	8,833
Retained earnings	144,319	140,572
Total shareholders' equity	198,218	196,443
Non-controlling interests	8,546	8,552
Total equity	206,764	204,995
Total liabilities and equity	2,976,005	2,984,164

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
	$m	$m	$m
Profit before tax	10,839	4,318	4,459
Adjustments for non-cash items:
Depreciation, amortisation and impairment	1,802	3,095	2,146
Net gain from investing activities	(485)	(405)	(136)
Share of profits in associates and joint ventures	(1,656)	(958)	(639)
Change in expected credit losses gross of recoveries and other credit impairment charges	(484)	6,875	2,221
Provisions including pensions	301	277	887
Share-based payment expense	254	195	238
Other non-cash items included in profit before tax	205	(718)	(188)
Change in operating assets	(3,811)	11,185	(23,788)
Change in operating liabilities	49,015	134,734	68,164
Elimination of exchange differences1	5,212	3,775	(29,524)
Dividends received from associates	10	120	641
Contributions paid to defined benefit plans	(342)	(335)	(160)
Tax paid	(997)	(2,373)	(1,886)
Net cash from operating activities	59,863	159,785	22,435
Purchase of financial investments	(263,198)	(271,830)	(224,839)
Proceeds from the sale and maturity of financial investments	298,596	225,733	251,257
Net cash flows from the purchase and sale of property, plant and equipment	(375)	(447)	(999)
Net cash flows from purchase of customer and loan portfolios	1,063	244	1,118
Net investment in intangible assets	(1,011)	(957)	(1,107)
Net cash flow on (purchase)/disposal of subsidiaries, businesses, associates and joint ventures	(84)	(409)	(194)
Net cash from investing activities	34,991	(47,666)	25,236
Issue of ordinary share capital and other equity instruments	1,996	—	1,497
Net sales/(purchases) of own shares for market-making and investment purposes	1	(48)	(133)
Redemption of preference shares and other equity instruments	(3,450)	(398)	—
Subordinated loan capital repaid	(852)	(1,538)	(2,000)
Dividends paid to shareholders of the parent company and non-controlling interests	(4,121)	(1,204)	(819)
Net cash from financing activities	(6,426)	(3,188)	(1,455)
Net increase/(decrease) in cash and cash equivalents	88,428	108,931	46,216
Cash and cash equivalents at the beginning of the period	468,323	293,742	395,218
Exchange differences in respect of cash and cash equivalents	(4,818)	(7,455)	26,889
Cash and cash equivalents at the end of the period	551,933	395,218	468,323
Interest received was $19,761m (1H20: $25,159m; 2H20: $20,419m), interest paid was $6,552m (1H20: $10,573m; 2H20: $7,167m) and dividends received (excluding dividends received from associates, which are presented separately above) were $801m (1H20: $447m; 2H20: $711m).

1     Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

Consolidated statement of changes in equity
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Total share-holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
Profit for the period	—	—	7,949	—	—	—	—	7,949	473	8,422
Other comprehensive income (net of tax)	—	—	(337)	(1,629)	(234)	(464)	—	(2,664)	(61)	(2,725)
- debt instruments at fair value through other comprehensive income	—	—	—	(1,351)	—	—	—	(1,351)	(17)	(1,368)
- equity instruments designated at fair value through other comprehensive income	—	—	—	(278)	—	—	—	(278)	(70)	(348)
- cash flow hedges	—	—	—	—	(234)	—	—	(234)	(4)	(238)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	-—	155	—	—	—	—	155	—	155
- remeasurement of defined benefit asset/liability	—	—	(762)	—	—	—	—	(762)	15	(747)
- share of other comprehensive income of associates and joint ventures	—	—	104	—	—	—	—	104	—	104
- effects of hyperinflation	—	—	166	—	—	—	—	166	—	166
- exchange differences	—	—	-	—	—	(464)	—	(464)	15	(449)
Total comprehensive income for the period	—	—	7,612	(1,629)	(234)	(464)	—	5,285	412	5,697
Shares issued under employee remuneration and share plans	352	—	(335)	—	—	—	—	17	—	17
Capital securities issued1	—	2,000	(4)	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	(3,732)	—	—	—	—	(3,732)	(389)	(4,121)
Redemption of securities2	—	(2,000)	—	—	—	—	—	(2,000)	—	(2,000)
Cost of share-based payment arrangements	—	—	254	—	—	—	—	254	—	254
Other movements	—	—	(48)	3	—	—	—	(45)	(29)	(74)
At 30 Jun 2021	24,976	22,414	144,319	190	223	(20,839)	26,935	198,218	8,546	206,764

At 1 Jan 2020	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668
Profit for the period	—	—	2,639	—	—	—	—	2,639	486	3,125
Other comprehensive income (net of tax)	—	—	3,506	1,654	465	(4,559)	—	1,066	(25)	1,041
- debt instruments at fair value through other comprehensive income	—	—	—	1,735	—	—	—	1,735	12	1,747
- equity instruments designated at fair value through other comprehensive income	—	—	—	(81)	—	—	—	(81)	(42)	(123)
- cash flow hedges	—	—	—	—	465	-	—	465	11	476
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	2,354	—	—	—	—	2,354	—	2,354
- remeasurement of defined benefit asset/liability	—	—	1,195	—	—	—	—	1,195	(13)	1,182
- share of other comprehensive income of associates and joint ventures	—	—	(115)	—	—	—	—	(115)	—	(115)
- effects of hyperinflation	—	—	72	—	-	-	—	72	—	72
- exchange differences	—	—	—	—	-	(4,559)	—	(4,559)	7	(4,552)
Total comprehensive income for the period	—	—	6,145	1,654	465	(4,559)	—	3,705	461	4,166
Shares issued under employee remuneration and share plans	336	—	(329)	—	—	—	—	7	—	7
Dividends to shareholders	—	—	(662)	—	—	—	—	(662)	(542)	(1,204)
Cost of share-based payment arrangements	—	—	195	—	—	—	—	195	—	195
Other movements	—	43	(219)	12	—	—	—	(164)	(447)	(611)
At 30 Jun 2020	24,614	20,914	141,809	1,558	463	(29,692)	27,370	187,036	8,185	195,221

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2020	24,614	20,914	141,809	1,558	463	(29,692)	27,370	187,036	8,185	195,221
Profit for the period	—	—	2,590	—	—	—	—	2,590	384	2,974
Other comprehensive income (net of tax)	—	—	(2,388)	259	(6)	9,317	—	7,182	186	7,368
- debt instruments at fair value through other comprehensive income	—	—	—	11	—	—	—	11	(8)	3
- equity instruments designated at fair value through other comprehensive income	—	—	—	248	—	—	—	248	87	335
- cash flow hedges	—	—	—	—	(6)	—	—	(6)	1	(5)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(2,187)	—	—	—	—	(2,187)	—	(2,187)
- remeasurement of defined benefit asset/liability	—	—	(364)	—	—	—	—	(364)	16	(348)
- share of other comprehensive income of associates and joint ventures	—	—	42	—	-—	—	—	42	—	42
- effects of hyperinflation	—	—	121	—	—	—	—	121	—	121
- exchange differences	—	—	—	—	—	9,317	—-	9,317	90	9,407
Total comprehensive income for the period	—	—	202	259	(6)	9,317	—	9,772	570	10,342
Shares issued under employee remuneration and share plans	10	—	(10)	—	—	—	—	—	—	—
Capital securities issued1	—	1,500	(3)	—	—	—	—	1,497	—	1,497
Dividends to shareholders	—	—	(669)	—	—	—	—	(669)	(150)	(819)
Redemption of securities2	—	—	(1,450)	—-	—	—	—	(1,450)	—	(1,450)
Transfers3	—	—	435	—	—	—	(435)	—	—	—
Cost of share-based payment arrangements	—	—	239	-—	—	—	—	239	—	239
Other movements	—	—	19	(1)	—	—	—	18	(53)	(35)
At 31 Dec 2020	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
1     During 2021, HSBC Holdings issued $2,000m of Additional Tier1 instruments on which there were $4m of external issue costs. In 2020, HSBC Holdings issued 1,500m of perpetual subordinated contingent convertible securities.
2     During 2021, HSBC Holdings redeemed $2,000m 6.875% perpetual subordinated contingent convertible securities. In 2020, HSBC Holdings called and later redeemed 1,450m 6.20% non-cumulative US dollar preference shares.
3     Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. In 2020, an additional impairment of $435m was recognised and a permitted transfer of this amount was made from the merger reserve to retained earnings.

1	Basis of preparation and significant accounting policies

(a)     Compliance with International Financial Reporting Standards

Our interim condensed financial statements have been prepared on the basis of the policies set out in the 2020 annual financial statements and in accordance with UK adopted IAS 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC's financial position and performance since the end of 2020. These financial statements should be read in conjunction with the Annual Report and Accounts 2020, which were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and International Financial Reporting Standards ('IFRSs') as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

At 30 June 2021, there were no unendorsed standards effective for the half-year to 30 June 2021 affecting these financial statements, and there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

The financial statements for HSBC for the year ended 31 December 2021 will be prepared in accordance with IFRS as adopted by the UK, international financial reporting standards adopted by the EU and IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

Standards applied during the half-year to 30 June 2021

There were no new standards or amendments to standards that had an effect on these interim condensed financial statements.

(b)     Use of estimates and judgements

Management believes that our critical accounting estimates and judgements are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions for liabilities, defined benefit obligations, interests in associates, impairment of non-financial assets and post-employment benefits. There were no changes in the current period to the critical accounting estimates and judgements applied in 2020, which are stated on pages 77 and 289 of the Annual Report and Accounts 2020.

(c)     Composition of the Group

There were no material changes in the composition of the Group in the half-year to 30 June 2021. For further details of future business disposals, see Note 8 'Business disposals'.

(d)     Future accounting developments

IFRS 17 'Insurance Contracts' was issued in May 2017, with amendments to the standard issued in June 2020. It has not been adopted for use in the UK or in the EU. The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 is effective from 1 January 2023. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely impact of its implementation remains uncertain. However, compared with the Group's current accounting policy for insurance, there will be no PVIF asset recognised; rather the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin and gradually recognised in revenue as services are provided over the duration of the insurance contract.

(e)     Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the continuing uncertainty that the global Covid-19 pandemic has had on HSBC's operations, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

(f)      Accounting policies

The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 288 to 299 of the Annual Report and Accounts 2020, as are the methods of computation.

2	Dividends

On 2 August 2021, the Directors approved an interim dividend for the 2021 half-year of $0.07 per ordinary share in respect of the financial year ending 31 December 2021. This distribution amounts to approximately $1,430m and will be payable on 30 September 2021. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2021			30 Jun 2020			31 Dec 2020
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.15	3,059	—	—	—	—	—	—	—
In respect of current year:
- first interim dividend	—	—	—	—	—	—	—	—	—
- second interim dividend	—	—	—	—	—	—	—	—	—
- third interim dividend	—	—	—	—	—	—	—	—	—
Total	0.15	3,059	—	—	—	—	—	—	—
Total dividends on preference shares classified as equity (paid quarterly)1	4.99	7		31.00	45		31.00	45
Total coupons on capital securities classified as equity		666			617			624
Dividends to shareholders		3,732			662			669

1     HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021.

Interim dividend for the 2021 half-year

On 2 August 2021, the Directors approved an interim dividend for the 2021 half-year of $0.07 per ordinary share  in respect of the financial year ending 31 December 2021. The dividend will be payable on 30 September 2021 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 20 August 2021.

The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 20 September 2021, or a combination of these currencies. Particulars of these arrangements will be sent to shareholders on or about 27 August 2021 and changes to currency elections must be received by 16 September 2021. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 19 August 2021. As announced on 23 February 2021, the Group has decided to discontinue the scrip dividend option.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 30 September 2021 to holders of record on

20 August 2021. The dividend of $0.35 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 10 September 2021.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 20 August 2021 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 20 August 2021. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 19 August 2021.

Transfer of ADSs must be lodged with the depositary by 11.00am on 20 August 2021 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference share

A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2021 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2021 to holders of record on 31 August 2021.

3	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
	$m	$m	$m
Profit attributable to shareholders of the parent company	7,949	2,639	2,590
Dividend payable on preference shares classified as equity	(7)	(45)	(45)
Coupon payable on capital securities classified as equity	(666)	(617)	(624)
Profit attributable to ordinary shareholders of the parent company	7,276	1,977	1,921

Basic and diluted earnings per share
	Half-year to
	30 Jun 2021			30 Jun 2020			31 Dec 2020
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic1	7,276	20,211	0.36	1,977	20,162	0.10	1,921	20,176	0.10
Effect of dilutive potential ordinary shares		97			58			63
Diluted1	7,276	20,308	0.36	1,977	20,220	0.10	1,921	20,239	0.09

1     Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Adjusted balance sheet reconciliation

	At
	30 Jun 2021	31 Dec 2020
	Reported and adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,059,511	1,036,818	1,169	1,037,987
Interests in associates and joint ventures	28,709	26,862	(178)	26,684
Total external assets	2,976,005	2,981,588	2,576	2,984,164
Customer accounts	1,669,091	1,641,648	1,132	1,642,780

5	Reconciliation of reported and adjusted items

	Half-year to
	30 Jun	30 Jun	31 Dec
	2021	2020	2020
	$m	$m	$m
Revenue1
Reported	25,551	26,745	23,684
Currency translation		1,117	630
Significant items	246	(265)	209
- customer redress programmes	(18)	(26)	47
- disposals, acquisitions and investment in new businesses	—	8	2
- fair value movements on financial instruments2	194	(299)	35
- restructuring and other related costs3	70	49	121
- currency translation on significant items		3	4
Adjusted	25,797	27,597	24,523
ECL
Reported	719	(6,858)	(1,959)
Currency translation		(429)	(72)
Adjusted	719	(7,287)	(2,031)
Operating expenses
Reported	(17,087)	(16,527)	(17,905)
Currency translation		(887)	(471)
Significant items	865	1,709	1,425
- customer redress programmes	17	50	(104)
- impairment of goodwill and other intangibles	—	1,025	65
- past service costs of guaranteed minimum pension benefits equalisation	—	—	17
- restructuring and other related costs	848	505	1,403
- settlements and provisions in connection with legal and regulatory matters	—	5	7
- currency translation on significant items	—	124	37
Adjusted	(16,222)	(15,705)	(16,951)
Share of profit in associates and joint ventures
Reported	1,656	958	639
Currency translation		91	38
Significant items	—	—	462
- impairment of goodwill4	—	—	462
Adjusted	1,656	1,049	1,139
Profit before tax
Reported	10,839	4,318	4,459
Currency translation		(108)	125
Significant items	1,111	1,444	2,096
- revenue	246	(265)	209
- operating expenses	865	1,709	1,425
- share of profit in associates and joint ventures4	—	—	462
Adjusted	11,950	5,654	6,680

1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3     Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.
4     During the six months to 31 December 2020, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

6	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2021	2020
	$m	$m
Guarantees and contingent liabilities:
- financial guarantees	27,274	18,384
- performance and other guarantees	80,641	78,114
- other contingent liabilities	838	1,219
At the end of the period	108,753	97,717
Commitments:1
- documentary credits and short-term trade-related transactions	9,201	7,178
- forward asset purchases and forward deposits placed	72,916	66,506
- standby facilities, credit lines and other commitments to lend	764,768	771,086
At the end of the period	846,885	844,770

1     Includes $661,373m of commitments at 30 June 2021 (31 December 2020: $659,783m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 7 below and Notes 11 and 13 of the Interim Report 2021.

7	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2020. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2021 (see Note 11). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff ('Madoff') was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated in the US by a trustee (the 'Trustee').

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US litigation: The Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court'), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the actions have moved to dismiss the Trustee's claims. The US Bankruptcy Court granted HSBC's motion to dismiss with respect to certain of the Trustee's claims in November 2016. In February 2019, the US Court of Appeals for the Second Circuit (the 'Second Circuit Court of Appeals') reversed that dismissal. Following the US Supreme Court's denial of certiorari in June 2020, the cases were remanded to the US Bankruptcy Court, where they are now pending.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield') (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court issued an opinion, which ruled in favour of the defendants' motion to dismiss in respect of certain claims by the liquidators for Fairfield and granted a motion by the liquidators to file amended complaints. As a result of that opinion, all claims against one of the HSBC companies, and certain claims against the remaining HSBC defendants, were dismissed. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the 'New York District Court') and these appeals remain pending.

In January 2020, the liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court granted in part and denied in part motions filed by the defendants, including HSBC, to dismiss the amended complaints. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court's decision, and these appeals are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims that were not dismissed are ongoing.

UK litigation: The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2021 for UK-based defendants and November 2021 for all other defendants.

Cayman Islands litigation: In February 2013, Primeo Fund ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo's appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. The first of two possible hearings before the UK Privy Council took place during April 2021, where judgment is pending.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited ('Alpha Prime') brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.

In December 2014, Senator Fund SPC ('Senator') brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator's securities or money damages. These matters are currently pending before the Luxembourg District Court.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE') and others, based on allegations of breach of contract and claiming damages and indemnification for fund losses. The trial commenced in October 2018. In December 2018, the Irish High Court issued a judgment in HTIE's favour on a preliminary issue, holding that Defender Limited had no effective claim against HTIE. This judgment concluded the trial without further issues in dispute being heard. In February 2019, Defender Limited appealed the decision. In July 2020, the Irish Supreme Court ruled in part in favour of Defender Limited and returned the case to the High Court for further proceedings. In April 2021, the parties reached an agreement to resolve the dispute and, in May 2021, the action against HTIE was discontinued.

There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority ('FCA') in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board ('FRB'), both of which contained certain forward-looking anti-money laundering ('AML') and sanctions-related obligations. HSBC also agreed to retain an independent compliance monitor (who was, for FCA purposes, a 'Skilled Person' under section 166 of the Financial Services and Markets Act and, for FRB purposes, an 'Independent Consultant') to produce periodic assessments of the Group's AML and sanctions compliance programme. In 2020, HSBC's engagement with the independent compliance monitor, acting in his roles as both Skilled Person and Independent Consultant, concluded. The role of FCA Skilled Person was assigned to a new individual in the second quarter of 2020. Separately, in early 2021, a new FRB Independent Consultant was appointed pursuant to the cease-and-desist order. The roles of each of the FCA Skilled Person and the FRB Independent Consultant are discussed on page 188 of the Annual Report and Accounts 2020.

The FCA is conducting an investigation into HSBC Bank plc's and HSBC UK Bank plc's compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC continues to cooperate with the FCA's investigation, which is at or nearing completion.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC's motions to dismiss in five of these cases. Appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at a very early stage.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Euro interest rate derivatives: In December 2016, the European Commission ('EC') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. HSBC appealed the decision and, in September 2019, the General Court of the European Union (the 'General Court') issued a decision largely upholding the EC's findings on liability but annulling the fine. HSBC and the EC both appealed the General Court's decision to the European Court of Justice (the 'Court of Justice'). In June 2021, the EC adopted a new fining decision for an amount which was 5% less than the previously annulled fine, and subsequently withdrew its appeal to the Court of Justice. HSBC's appeal remains pending.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('US CEA') and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court and the Second Circuit Court of Appeals.

Intercontinental Exchange ('ICE') Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In March 2020, the court granted the defendants' joint motion to dismiss in its entirety. This matter is on appeal.

Singapore interbank offered rate ('Sibor'), Singapore swap offer rate ('SOR') and Australia bank bill swap rate ('BBSW'):

In July and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.

In the Sibor/SOR litigation, in March 2021, following an appeal by the plaintiffs, the Second Circuit Court of Appeals reversed the dismissal of the plaintiffs' third amended complaint and remanded the case to the New York District Court where it remains pending against the defendants, including The Hongkong and Shanghai Banking Corporation Limited.

In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all the HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiffs filed an amended complaint, which the defendants moved to dismiss. In February 2020, the court again dismissed the plaintiffs' amended complaint against all the HSBC entities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation

Since at least 2014, the EC has been conducting an investigation into trading activities by a number of banks, including HSBC, in the foreign exchange spot market. HSBC is cooperating with this investigation.

In January 2018, following the conclusion of the US Department of Justice's ('DoJ') investigation into HSBC's historical foreign exchange activities, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the 'FX DPA'), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. In January 2021, the FX DPA expired and, in July 2021, the DoJ filed a motion to dismiss the charges deferred by the FX DPA, which remains pending.

In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.

In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA, for alleged anti-competitive behaviour in the South African foreign exchange market. In August 2020, HSBC Bank plc and HSBC Bank USA filed an application to dismiss the revised complaint, which remains pending.

Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.

In September 2018, various HSBC companies and other banks were named as defendants in two motions for certification of class actions filed in Israel alleging foreign exchange-related misconduct. In July 2019, the Tel Aviv Court allowed the plaintiffs to consolidate their claims and, in September 2019, the plaintiffs filed a motion for certification of the consolidated class action. In August 2020, HSBC Bank plc filed a motion to dismiss and, in January 2021, HSBC Holdings filed a motion seeking to challenge the service of the motion for certification on defendants outside Israel. These motions remain pending.

In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. These matters remain pending. Additionally, in May 2021, two civil actions were filed in Brazil alleging foreign exchange-related misconduct by various banks, including HSBC, for the period from 2007 to 2013. HSBC has not yet been served with these actions. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related litigation

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement in principle with the plaintiffs to resolve the consolidated action. The settlement remains subject to court approval.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court, and discovery is proceeding.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants' motion to dismiss the plaintiffs' third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited ('PBGB') in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. These actions are ongoing.

In December 2018, a separate action was brought against PBGB in the High Court of England and Wales by multiple claimants seeking damages for alleged unlawful means conspiracy and dishonest assistance in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In June 2019, a similar claim was issued against PBGB in the High Court of England and Wales by additional claimants. These actions are ongoing.

In June 2020, two separate claims were issued against HSBC UK Bank plc (as successor to PBGB's business) in the High Court of England and Wales by two separate groups of investors in Eclipse film finance schemes in connection with PBGB's role in the development of such schemes. These actions are ongoing.

In April 2021, HSBC UK Bank plc (as successor to PBGB's business) was served with a claim issued in the High Court of England and Wales in connection with PBGB's role in the development of the Zeus film finance schemes. This action is at an early stage.

It is possible that additional actions or investigations will be initiated against HSBC UK Bank plc as a result of PBGB's historical involvement in the provision of certain film finance-related services.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm's businesses and operations, including:

●    investigations by tax administration, regulatory and law enforcement authorities in Argentina, India and elsewhere in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;

●    an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to, among other things, bond issuances;

●    an investigation by the FCA in connection with collections and recoveries operations in the UK;

●    an investigation by the UK Competition and Markets Authority concerning the financial services sector;

●    a putative class action brought in the New York District Court relating to the Mexican government bond market;

●    two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc's role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and

●    litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

8	Business disposals

In the first half of 2021, we accelerated the pace of execution on our strategic ambition to be the preferred international financial partner for our clients with the announcements of the potential sale of our retail banking businesses in France, as well as the exit of domestic mass market retail banking in the US.

Potential sale of the retail banking business in France

On 18 June 2021, HSBC Continental Europe signed a memorandum of understanding with Promontoria MMB SAS ('My Money Group'), its subsidiary Banque des Caraïbes SA and My Money Bank, regarding the potential sale of HSBC Continental Europe's retail banking business in France.

The potential sale includes: HSBC Continental Europe's French retail banking business; the Crédit Commercial de France ('CCF') brand; and, subject to the satisfaction of relevant conditions, HSBC Continental Europe's 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. The sale would generate an estimated loss before tax including related transaction costs for the Group of $2.3bn, together with an additional $0.7bn impairment of goodwill.

There would be no immediate tax benefit recognised in respect of the sale loss nor impairment. The vast majority of the estimated loss for the write-down of the disposal group to fair value less costs to sell will be recognised when it is classified as held for sale in accordance with IFRS 5, which is currently anticipated to be in 2022. Subsequently, the disposal group classified as held for sale will be remeasured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gain or loss not previously recognised shall be recognised at the date of derecognition, which is currently anticipated to be in the first half of 2023.

At 30 June 2021, the value of the total assets of the business to be sold was $28.2bn, including $25.6bn of loans and advances to customers, and the value of customer accounts were $23.5bn.

US retail banking business

On 26 May 2021, we announced that we will exit our US mass market retail banking business, including our Personal and Advance propositions, as well as retail business banking, and will rebrand approximately 20 to 25 of our retail branches into international wealth centres to serve our Premier and Jade customers. In conjunction with the execution of this strategy, HSBC Bank USA, N.A. has entered into definitive sale agreements with Citizens Bank and Cathay Bank to sell approximately 90 of our retail branches along with substantially all residential mortgage, unsecured and retail business banking loans and all deposits in our branch network not associated with our Premier, Jade and Private Banking customers. Certain assets under management associated with our mass market retail banking business will also be transferred. The remaining branches not sold or rebranded will be closed.

The sales are expected to close by the first quarter of 2022, subject to regulatory approval, and are not expected to impact results materially. At 30 June 2021, loans and advances to customers of $2.6bn and customer accounts of $9.9bn related to these transactions met the criteria to be classified as held for sale.

9	Events after the balance sheet date

In its assessment of events after the balance sheet date, HSBC has considered and concluded that no material events have occurred resulting in adjustments to the financial statements.

An interim dividend for the 2021 half-year in respect of the financial year ending 31 December 2021 was approved by the Directors on 2 August 2021, as described in Note 2.

10	Capital structure

Capital ratios
	At
	30 Jun	31 Dec
	2021	2020
	%	%
Transitional basis
Common equity tier 1 ratio	15.6	15.9
Tier 1 ratio	18.4	18.7
Total capital ratio	21.0	21.5
End point basis
Common equity tier 1 ratio	15.6	15.9
Tier 1 ratio	18.2	18.5
Total capital ratio	19.8	20.2

Total regulatory capital and risk-weighted assets
	At
	30 Jun	31 Dec
	2021	2020
	$m	$m
Transitional basis
Common equity tier 1 capital	134,606	136,050
Additional tier 1 capital	23,729	24,123
Tier 2 capital	22,787	24,250
Total regulatory capital	181,122	184,423
Risk-weighted assets	862,292	857,520
End point basis
Common equity tier 1 capital	134,606	136,050
Additional tier 1 capital	22,423	22,411
Tier 2 capital	13,662	14,743
Total regulatory capital	170,691	173,204
Risk-weighted assets	862,292	857,520

Leverage ratio1
		At
		30 Jun	31 Dec
		2021	2020
Ref*		$bn	$bn
20	Tier 1 capital	157.0	158.5
21	Total leverage ratio exposure	2,968.5	2,897.1
		%	%
22	Leverage ratio	5.3	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure - quarterly average2	2,535.1	2,555.5
		%	%
	UK leverage ratio - quarterly average2	6.3	6.1
	UK leverage ratio - quarter end2	6.2	6.2

*     The references identify the lines prescribed in the EBA template.
1     The CRR II regulatory transitional arrangements for IFRS 9 are applied in both leverage ratio calculations.
2     UK leverage ratio denotes the Group's leverage ratio calculated under the PRA's UK leverage framework. This measure excludes from the calculation of exposure qualifying central bank balances and loans under the UK Bounce Back Loan Scheme.

Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 'Financial Instruments' in article 473a of the Capital Requirements Regulation.

11	Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2020 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group's auditors, PricewaterhouseCoopers LLP ('PwC'), has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying their report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim condensed financial statements which are contained in the Interim Report 2021. The Interim Report 2021 was approved by the Board of Directors on 2 August 2021. The unaudited interim condensed financial statements have been reviewed by the Group's auditor, PwC, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2021.

12	Dealings in HSBC Holdings plc listed securities

HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited ('HKEx'). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2021.

13	Earnings release and final results

An earnings release for the three-month period ending 30 September 2021 is expected to be issued on 25 October 2021. The results for the year to 31 December 2021 are expected to be announced on 22 February 2022.

14	Corporate governance

We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2021, we complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

Under the Hong Kong Code, the Group Audit Committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.

The Board has codified obligations for transactions in Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

Following specific enquiries all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2020 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 31 of the Interim Report 2021.

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Mark Tucker*, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
†  Independent non-executive Director

15	Interim Report 2021

The Interim Report 2021 will be made available to shareholders on or about 27 August 2021. Copies of the Interim Report 2021 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2021 and this News Release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2021 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report 2021 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

16	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target' or 'believe' or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including the strategic priorities and any financial, investment and capital targets and ESG targets/commitments described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions, regulatory changes or Covid-19).

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts 2020 for the fiscal year ended 31 December 2020 filed with the Securities and Exchange Commission (the 'SEC') on Form 20-F on 24 February 2021, our 1Q 2021 Earnings Release furnished to the SEC on Form 6-K on 27 April 2021, and our Interim Report 2021 for the six months ended 30 June 2021 which we expect to furnish to the SEC on Form 6-K on or around 2 August 2021.

17	Use of alternative performance measures

This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ('alternative performance measures'). The primary alternative performance measures we use are presented on an 'adjusted performance' basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our 2020 Form 20-F,which is available at www.hsbc.com.

18	Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m'and '$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

19	For further information contact:

Investor Relations	Media Relations
UK - Richard O'Connor	UK - Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong - Mark Phin	Hong Kong - Jessica Lee
Tel: +852 2822 4908	Tel: +852 2822 1268

20	Registered Office and Group Head Office

8 Canada Square

London E14 5HQ

United Kingdom

Web: www.hsbc.com

Incorporated in England with limited liability. Registered number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 August 2021